Form C

Cover Page

Name of issuer:

  Mary and Joseph Movie, LLC

Legal status of issuer:
  From: Limited Liability Company
  Jurisdiction of incorporation/organization: New Jersey
  Date of organization: 08/25/2022

Physical address of issuer:

  160 19TH STREET, UNION CITY, NEW JERSEY 07087

Website of issuer:

  https://theunusualtale.com/

Name of intermediary through which the offering will be conducted:

  WeVidIt, Inc

CIK number of intermediary:

  0001883789

SEC file number of intermediary:

  007-00328

CRD number, if applicable, of intermediary:

  317216

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering :

  5% of the offering amount upon successful fundraising and be entitled to reimbursement for out-of-pocket third-party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

2.5% of the equity stake of the Issuer upon a successful fundraising.

Type of security offered:

- ~~Common Stock~~
- Preferred Stock
- Debt
- Other

If other , describe the security offered:

Target number of securities to be offered:

5,000,000

Price (or method for determining price):

$1.00

Method for determining price:

A total estimated value of the production's worth.

Target offering amount:

$500,000.00

Oversubscriptions accepted:

- ~~Yes~~
- No

If yes, disclose how oversubscriptions will be allocated:

- Pro-rata basis
- ~~First-come, First-served basis~~
- Other – provide a description:

Maximum offering amount (if different from target offering amount):

$5,000,000.00

Deadline to reach the target offering amount:

06/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned

Current number of employees: 1

Total Assets:	Most recent fiscal year-end:	Prior fiscal year-end:
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long -term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$0.00	$0.00

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH. NJ, NM. NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable to me or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give f ul l and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete, or misleading, the Company, its management, and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Mary and Joseph Movie, LLC

Eligibility

2. Check this box to certify that all of the following statements are true for the issuer:

- ~~Confirm All~~

- **Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.**
- **Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.**
- **Not an investment company registered or required to be registered under the Investment Company Act of 1940. 5**
- **Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).**
- **Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for a such shorter period that the issuer was required to file such reports).**
- **Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.**

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously y failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding ?

- Yes, explain:
- ~~No~~

Directors of the Company

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director	Principal Occupation	Main Employer	Year Joined as Director
Steven Day	Owner and Manager	Mary and Joseph Movie, LLC	2022

Officers of the Company

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer	Positions Held	Year Joined
Steven Day	Owner and Manager	06/23/2022

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of the voting power

Name of Holder	No and Class of Securities Now Held	% of Voting Power Prior to Offering
Steven Day	500,000.0 Class A Common Stock	100.0 %

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer. WeVidIt will provide your company's WeVidIt profile as an appendix (Appendix A) to the Form C in PDI format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

For a description of our business and our business plan, please refer to the attached Appendix A:

1) Budget

2) Mary and Joseph Movie Deck

This means that any information provided in your WeVidit profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your WeVidIt
profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The risks to our project are standard to any film or television production. Unforeseen events like a global pandemic, as we have seen, can delay filming. But other than an act of god, all other complications can be managed with proper preparation. With thirty years of experience in filmmaking, our team has basically seen it all and delivered quality entertainment despite any minor challenges that arise in production.

The Company was only recently formed, so has a limited performance history that prospective investors can use to evaluate our performance. Though our executives have previously developed other film and television projects, each project is unique and their past performance is not necessarily indicative of future results for different projects. Moreover, the lack of a "track record" in the entertainment industry for the Company itself could pose additional obstacles to our business.

COVID-19 poses a risk to our business, as it both prevents production and limits theatrical release and income.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the leg ends set forth above. No specific number of risk factors is required to be identified. Add additional lines and numbers as appropriate.

THE OFFERING

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

Use of Proceeds:	Total Budget $3,637,132 Pre Production 15.97% Tech for all sets 13.88% Animators 10.18% Characters 0.60% Director NVM 4.12% VO talent 5.15% Leadership (Producers/Legal/Crew) 17.6% Marketing 27.49% WeVidIt 5.0%

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

Delivery & Cancellations

11. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the material used.

No the issuer has not used any written communication or broadcast scripts for testing the waters either:
I.   under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or
II.   under the authorization of Rule 206? If so, provide copies of the material used.

(b) How will the issuer complete the transaction and deliver securities to the investors?

The issuer will utilize a transfer agent service to handle investors' securities upon completion of successful capital raise. This occurs at the same time as the issuer will be receiving investor funds from the escrow account.

12. How can an investor cancel an investment commitment?

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline. If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was canceled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of the cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

See Appendix C: Financial Statements. The company is offering a Maximum of 5,000,000 shares of Class B common stock at a price of $1.00 per share. No such shares have been issued.

See exact security attached as Appendix B,
Investor Contracts and defined in Appendix C: Financial Statements (Section 3. Equity).
Namely, the type of security offered in this Offering are Class B Common Stock.

14. Do the securities offered have voting rights?

- Yes
- ~~No~~

15. Are there any limitations on any voting or other rights identified above?

- ~~Yes~~

     If Yes explain: Investors do not have voting rights.

- No

16. How may the terms of the securities being offered be modified?

This Agreement contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties whether written or oral relating thereto, and may not be modified or amended except by a written instrument executed by both of the parties hereto.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the f am il y of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the f am il y of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Ammount) Outstanding	Voting Rights
Class A Common Stock	5,000,000	500,000	Yes
Class B Common Stock	5,000,000	0	No

18. How may the rights of the securities being offered to be materially limited, diluted, or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the investor's rights in a material way. For example those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

- Yes
     If Yes explain:
- ~~No~~

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings, or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, if any we will perform valuations of our common units that take into account factors such as the following:

- unrelated third-party valuations of our common units;
- the price at which we sell other securities, if any such as convertible debt or preferred units, in light of the rights, preferences, and privileges of those securities relative to those of our common units;
- our results of operations, financial position, and capital resources

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risk s to purchasers associated with corporate actions including :

- **Additional issuances of securities,** Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such an opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment may result in substantial dilution of the Investor's interest in the Company.

- **Issuer repurchases of securities,** The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage of interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer or,** As a minority owner of the Company the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company or a disposition of a substantial portion of the company assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

- **Transactions with related parties?** The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries, or other related parties, which may be on terms that are not arm's length but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Mary and Joseph Movie, LLC does not have indebtedness materials

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
– –	– –	– –	– –	– –

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption Regulation Crowdfunding	Security Type Common Stock	Amount Sold	Use of Proceeds General Operations
– –	– –	– –	– –	– –

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the ag g regulate the amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: 12

1) any director or officer of the issuer;
2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3) if the issuer was incorporated or organized within the past three years, and promoter of the issuer; or
4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following :

- Yes, If yes, for each such transaction, disclose the following:
- ~~No~~

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

- Yes
- ~~No~~

28. Describe the financial condition of the issuer, including , to the extent material , liquidity, capital resources and historical results of operations.

- **Management's Discussion and Analysis of Financial Milestones and Operations:**

    You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

- **Overview:**

    Mary and Joseph Movie, LLC ("The Company") is a Company with the purpose of creating and owning the movie production of "Mary and Joseph". Mary and Joseph Movie, LLC is an animated film production company.

- **Milestones:**
    Mary and Joseph Movie LLC, was organized in the State of New Jersey in 2022 and does not have an established revenue stream. The Company has outlined the following Milestones in respect to the operation and creation of the animated movie production.

    Milestone #1: Secure Funding To Support Production

    The first milestone is to secure funding in respect to the budget as outlined in this Offering. This will allow the project to be fully funded.

    Milestone #2: Successful Offering / Capital Raise

    Upon the successful capital raise through this Offering, our next milestone will be to complete the production of the movie and any necessary requirements of the movie production and post-production.

    Milestone #3: Post-Production

    The third major milestone will be the finishing of the post-production, e.g. editing, final voice over work, sound, etc. of the movie to create the final and finished movie.

Milestone #4: Distribution

The fourth major milestone will occur after the movie's post-production is complete and the Company will then be able to find a distribution partner and distribute the movie.

- **Historical Results of Operations:**
  After a successful Offering is complete, operations will begin. The Company will carry on operations in a manner that is in line with the budget and adhere to movie industry practices. Operational activity can be understood as follows:

- **Liquidity & Capital Resources:**
  Liquidity is provided based upon the successful closing of the Offering and any funds contributed by the Management of Mary and Joseph Movie LLC.

  We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

  Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a production, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our intended number of episodes as identified in this Offering. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold.

- **Runway & Short/Mid Terms Expenses:**

Mary and Joseph Movie LLC. cash in hand is $0, as of September 2022.

We are currently not profitable. We believe that approximately $3 - $5 million is needed for us to reach profitability and that it could be 24 to 36 months before we reach that point. Please see Use of Funds in the Fund C. Expenses would be approximately the full amount raised through the Offering. We are waiting for funding before producing the movie. As such we are incurring zero or minimal expenses each month and currently have enough cash to cover any short term burn that may arise. Besides that, we do not have any other sources of capital beyond the WeVidIt campaign. Any projections in the above narrative are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity, and other challenges. For issuers with operating history, the discussion should focus on whether historical results and cash flows 13 are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect l liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly l y the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors if any.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

INSTRUCTIONS TO QUESTION 29: To determine the financial statements required, the Ag g reg ate Offering Amount for purposes of this Question 29 means the aggregate amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Section 4(a)(6) of the Securities Act within the preceding 12-month period plus the current maximum offering amount provided on the cover of this Form . To determine whether the issuer has previously sold securities in reliance on Regulation Crowdfunding for purposes of paragraph (c) of this Question 29, "issuer" means the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer. Financial statements must be prepared in accordance with the U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited." Issuers offering securities and required to provide the information set forth in row (a) before filing a tax return for the most recently completed fiscal year may provide information rom the tax return filed for the prior year (if any), provided that the issuer provides information rom the tax return for the most recently com pl eted fiscal   year when it is filmed, if filmed during the offering period. An issuer that requested an extension of the time to file would not be required to provide information rom the tax return until the date when the return is filed, if filed during the offering period. A principal executive officer certifying financial statements as described above must provide the following certification**:

I, Steven Day, certify that:

1) The financial statements of Mary and Joseph Movie, LLC included in this Form are true and complete in all material respects; and

2) The tax return information of Mary and Joseph Movie, LLC included in this Form reflects accurately the information reported on the tax return for Mary and Joseph Movie, LLC filed for the fiscal year ended Mary and Joseph Movie, LLC filed for the fiscal year ended [2022].

_____   10 / 20 / 2022

Steven Day/Owner and Manager

StateHolder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner, or managing member of the issuer, or any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer form at, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with a such sale of securities, or any general partner, director, officer or managing m em ber of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors, and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security?
- Yes
- ~~No~~
(ii) involving the making of any false filing with the Commission?
- Yes
- ~~No~~
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of purchasers of securities?
- Yes, If Yes to any of the above, explain:
- ~~No~~

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities
Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?
- Yes
- ~~No~~
(ii) involving the making of any false filing with the Commission?
- Yes
- ~~No~~
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal, or paid solicitor of a purchaser of securities?
- Yes, If Yes to any of the above, explain:
- ~~No~~

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations, or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from :
(A) association with an entity regulated by such commission, authority, agency, or officer?
- Yes
- ~~No~~
(B) engaging in the business of securities, insurance, or banking?

- Yes
- ~~No~~

(C) engaging in savings association or credit union activities?
- Yes
- ~~No~~

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative, or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?
- Yes, If Yes to any of the above, explain:
- ~~No~~

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such a person's registration as a broker, dealer, municipal securities dealer, investment adviser, or funding portal?
- Yes
- ~~No~~

(ii) places limitations on the activities, functions, or operations of such a person?
- Yes
- ~~No~~

(iii) bars such a person from being associated with any entity or from participating in the offering of any penny stock?
- Yes, If Yes to any of the above, explain:
- ~~No~~

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of :

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
- Yes
- ~~No~~

(ii) Section 5 of the Securities Act?
- Yes, If Yes to either of the above, explain:
- ~~No~~

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
- Yes, If Yes to either of the above, explain:
- ~~No~~

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order

suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
- Yes, If Yes to either of the above, explain:
- ~~No~~

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
- Yes, If Yes to either of the above, explain:
- ~~No~~

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
    1) any other material information presented to investors; and
    2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a f orm at, media or other means not able to be reflected in text or portable document format, the issuer should include

- A. a description of the material content of such information;
- B. a description of the format in which such disclosure is presented; and
- C. in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
    120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at:
    https://www.wevidit.com/

The issuer must continue to comply with the ongoing reporting requirements until :

1) The issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) The issuer has failed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3) The issuer has failed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) The issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redeem p-tion of redeemable securities; or
5) The issuer liquidated or dissolved its business in accordance with state law.

Signatures

International misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C.1001.

 The Following documents will filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contract

Appendix C: Financial Statement: Exec Certification

Appendix D: Directors & Officers Work History

Appendix E Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned..

Issuer

By

Name

———Mr. Steven Day————————————————————

Title

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

    Owner
————————————————————————————
Title:

Date: 10 / 20 / 2022

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C has been signed by the following persons in the capacities and on the dates indicated.

    Owner
————————————————————————————
Title:

Date: 10 / 20 / 2022

This Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a Majority of the board of the directory or persons performing similar functions.

I authorize WeVidit to submit a Form C to the SEC based on the information I provided through this online form and my company's WeVidIt profile.

As an authorized representative of the company, I appointed WeVidit as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of WeVidIt taken good faith under or in reliance upon the power of attorney.

TITLE	Mary and Joseph Movie, LLC Form C
FILE NAME	Mary and Joseph M...C Form C (1).docx
DOCUMENT ID	e4c9ccf91bd6decc8132313345f08927a7e1ce9b
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Signed

Document History


SENT

10 / 20 / 2022
17:19:20 UTC

Sent for signature to Steve Day
(steve@ideamachinestudio.com) from msherwood@wevidit.com
IP: 98.116.90.227


VIEWED

10 / 20 / 2022
19:15:15 UTC

Viewed by Steve Day (steve@ideamachinestudio.com)
IP: 100.1.171.114


SIGNED

10 / 20 / 2022
19:16:00 UTC

Signed by Steve Day (steve@ideamachinestudio.com)
IP: 100.1.171.114


COMPLETED

10 / 20 / 2022
19:16:00 UTC

The document has been completed.